Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Broad Street Realty, Inc. (“we,” “our” or “us”) had one class of securities, our common stock, $0.01 par value per share (“common stock”), registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following is a description of the rights and privileges of our common stock and related provisions of our Restated Certificate of Incorporation, as amended (our “charter”), our Amended and Restated Bylaws (our “bylaws”) and applicable provisions of Delaware law. This description is qualified in its entirety by, and should be read in conjunction with, our charter and bylaws and the applicable provisions of Delaware law.

DESCRIPTION OF COMMON STOCK

General. We are authorized to issue 50,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share, of which 20,000 shares are designated as Series A preferred stock, $0.01 par value per share, 10,000 shares are designated as Series B preferred stock, $0.01 par value per share, and 10,000 shares are designated as Series C preferred stock, $0.01 par value per share. Our board of directors may classify new shares of preferred stock from time to time with such designations at our board of directors approves in its sole discretion without the approval of stockholders.

Voting Rights. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as may be provided with respect to any other class or series of stock, the holders of such shares possess the exclusive voting power. There is no cumulative voting in the election of directors, and directors are elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Dividends. If, as and when dividends on our common stock are declared from time to time by our board of directors out of funds legally available therefor, whether payable in cash, property, stock or other securities, the holders of common stock shall be entitled to share equally, on a per share basis, in such dividends.

Liquidation and Dissolution. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, or upon any sale or conveyance of all or substantially all of our assets, after payment or provision for payment of all of our liabilities and the expenses of liquidation, and after the holders of the preferred stock shall have been paid in full the amounts, if any, to which they are entitled or a sum sufficient for such payment in full shall have been set aside, our remaining assets available for distribution shall be distributed ratably to the holders of our common stock in accordance with their respective rights and interests.

Other Rights. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Provisions of our Charter and Bylaws and Delaware Law

Our charter and bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of us, including the following:

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Number of Directors; Vacancies. Our bylaws provide that the number of our directors can be set by the board of directors. Vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office and not by the stockholders. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

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Stockholder Action; Special Meetings of Stockholders. Our bylaws provide that stockholders will only be able to take action at annual or special meetings of our stockholders. Special meetings of our stockholders may only be called by a majority of our board of directors, the chairman of our board of directors or by the chairman of our board of directors upon written request of stockholders holding not less than 10% of our outstanding shares.

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No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our charter and bylaws do not provide for cumulative voting.

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Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Section 203 of the Delaware General Corporation Law prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock owned by directors who are also officers of the corporation; or

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subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

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